Exhibit 99.1

Media Contacts: Tally Netzer, Director of Corporate Communications, Optibase, Ltd. 011-972-9-9709-202 tallyn@optibase.com

Jane Pruitt, ink Communications for Optibase
+1-617-488-0988 ext. 3
jane@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

HUAWEI NAME OPTIBASE BID WINNER FOR IPTV ENCODER SYSTEMS

Optibase and Huawei form a partnership to supply integrated IPTV solutions

HERZLIYA, Israel, June 18, 2007 – Huawei Technologies Co. Ltd. (“Huawei”), a leader in providing next generation telecommunications network solutions for operators around the world, and digital video leader Optibase Ltd. (Nasdaq:OBAS) announced today an alliance to provide integrated TV over IP services. Huawei selected Optibase’s Media Gateway (MGW) platforms to provide advanced MPEG-4/H.264 encoding and streaming as part of their IPTV offering, thus giving their customers a competitive edge.

Optibase’s MGW streamers let service-providers stream high quality TV over broadband IP or ATM networks such as xDSL and FTTx. The MGW product line offers high-density, modular platforms that encode, transcode, transmit and recast broadcast quality HD and SD MPEG-4/H.264 and MPEG-2 video channels in real-time.

“We are very proud to be selected by Huawei. Working with one of the world leading system integrators is an important mile stone for Optibase.” said Tom Wyler, Chairman and Acting Chief Executive Officer, Optibase “We look forward to becoming a key part of Huawei’s IPTV offering with our carrier-grade MGW platforms, which provide high quality H.264 video.”

Simon Lee, Director of Cooperation for Huawei’s Digital Media Entertainment Product Line said, “We are very pleased to select Optibase as one of our IPTV encoding partner. Optibase MGW platforms provide us with the high video quality and reliability demanded by our customers. Furthermore, Optibase’s innovative products fit our product offering, and will enable us to continue offering our customers great service”

About Huawei

Huawei Technologies is a leader in providing next generation telecommunications networks, serves 31 of the world’s top 50 operators, along with over one billion users worldwide. The company is committed to providing innovative and customized products, services and solutions to create long-term value and growth potential for its customers. Huawei’s products and solutions encompassing wireless products, core network products, network products, applications and software, as well as terminals. Major products are designed based on Huawei’s ASIC chipset and utilize shared platforms to provide quality and cost-effective products. Huawei has over 61,000 employees, of whom 48% are dedicated to R&D. Huawei’s global R&D centers are located in Bangalore in India, Silicon Valley and Dallas in USA, Stockholm in Sweden and Moscow in Russia in addition to those in Beijing, Shanghai, Nanjing, Shenzhen, Hangzhou and Chengdu in China. Visit www.huawei.com.

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.